SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated October 31st, 2005 announcing Registrant’s third quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: October 31st, 2005

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS 129% YOY REVENUE GROWTH FOR Q3, ALL-TIME RECORD SALES OF $7.8M AND $0.20 PER SHARE NET PROFIT FOR 9-MONTH PERIOD
– Momentum Continues to Build: 30 Design Wins, 7th Consecutive Quarter of Revenue Growth, 3rd Straight Profitable Quarter –

        KFAR SAVA, Israel – October 31, 2005 – Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the third quarter and nine months ended September 30, 2005.

        Revenues for the third quarter of 2005 were $2,832,000, an increase of 129% compared with $1,235,000 for the third quarter of 2004. This is Silicom’s seventh consecutive quarter of rising revenues and represents sequential growth of 7% compared with the sales for the second quarter of 2005. Net income for the quarter was $384,000, or $0.09 per share (basic and diluted), compared with a net loss of ($207,000), or ($0.05) per share (basic and diluted), for the third quarter of 2004. This is the Company’s third consecutive profitable quarter and represents 22% sequential growth compared with net income for the second quarter of 2005.

        Revenues for the nine months ended September 30, 2005 rose to an all-time high of $7,750,000, an increase of 160% compared with $2,978,000 for the first nine months of 2004. These are the highest revenues ever recorded by the Company for any 3-quarter period. Net profit for the nine-month period was $849,000, or $0.20 per share (basic and diluted), compared to a net loss of ($1,153,000), or ($0.27) per share (basic and diluted) for the first nine months of 2004.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are very pleased with the Company’s continued strong momentum as demonstrated by seven consecutive quarters of top-line growth accompanied by improvement in the bottom line. For the nine-month period, our revenues are the highest they have been in our history, while our quarterly revenues are at their strongest level since 1997. This performance demonstrates the revenue-generating power of an increasing number of continuously maturing Design Wins for our multi-port and BYPASS adapters, which have accumulated to 30 over the last two years, each with the potential to generate an ongoing flow of orders over the next few years.

        “With a sales pipeline consisting of many additional potential customers, we continue to focus on achieving Design Wins from developers and manufacturers operating in the fast-growing market segments of security appliances, data storage and other applications. In this fertile niche, we have established a strong presence which is helping us close additional Design Wins, each of which with the potential to contribute revenues on top of those generated by our current Design Wins. Overall, we are very satisfied by our progress and optimistic as we look towards the future.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended September 30,		Nine-month period ended September 30,

	2005	2004	2005	2004

Sales	$2,832	$1,235	$7,750	$2,978
Cost of sales	1,688	770	4,652	2,045

Gross profit	1,144	465	3,098	933

Research and development costs, gross	395	414	1,163	1,222
Less - royalty bearing participations	(27)	(75)	(71)	(103)

Research and development costs, net	368	339	1,092	1,119

Selling and marketing expenses	216	182	662	513
General and administrative	165	150	511	458

	749	671	2,265	2,090

Operating income (Loss)	395	(206)	833	(1,157)

Financial income (expenses), net	(11)	(1)	16	4

Income (Loss) before taxes on income	384	(207)	849	(1,153)
Taxes on income	---	---	---	---

Net income (Loss)	$384	$(207)	$849	$(1,153)

Basic income (Loss) per share	$0.09	$(0.05)	$0.20	$(0.27)

Weighted average number of shares
outstanding - Basic EPS (in thousands)	4,276	4,199	4,241	4,199

Diluted income (Loss) per share	$0.09	$(0.05)	$0.20	$(0.27)

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	4,402	4,199	4,349	4,199

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	September 30, 2005 (Unaudited)	December 31, 2004 (Audited)

Assets

Current assets
Cash and cash equivalents	$1,707	$1,086
Short term investments	-	519
Trade receivables	1,566	741
Other receivables	367	337
Inventories	3,125	1,994

	6,765	4,677

Severance pay fund	561	559
Property and equipment, net	229	232
Other assets	50	57

Total assets	$7,605	$5,525

Liabilities and shareholder's equity

Current liabilities
Trade payables	1,677	1,008
Other payables and accrued liabilities	892	522

Total current liabilities	2,569	1,530

Liability for severance pay	963	957

Total liabilities	3,532	2,487

Shareholders' Equity
Share capital and additional paid in capital	5,838	5,652
Treasury stock	(38)	(38)
Retained earnings (deficit)	(1,727)	(2,576)

	4,073	3,038

Total liabilities and shareholders equity	$7,605	$5,525